UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 28, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 11 dated September 28, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 28, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 11, 2006
September 28, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-Pacific Gold Files Technical Report Confirming Exploration Potential on Its Montgolfier Gold Project in Quebec

J-Pacific Gold Inc. ("J-Pacific") (TSXV - JPN, OTCBB - JPNJF), a company engaged in the exploration of gold prospects in North America, is pleased to announce that it has filed a technical report on its Montgolfier Project, situated in the Casa Berardi region of Quebec, in accordance with National Instrument 43-101 standards. J-Pacific retained SRK Consulting (Canada) Inc. ("SRK"), a highly experienced international geology consulting firm located in Toronto, Canada, to complete the report.

The Montgolfier Project is located in northwestern Quebec, approximately 70 kilometres southeast of the town of Matagami. The project straddles the Casa Berardi structural zone, approximately 30 kilometres east of the Casa Berardi Mine, where over three million ounces of gold have either been produced or are present in mineral reserves and mineral resources (source: Aurizon Mines Ltd. website). While the presence of gold reserves and resources at the Casa Berardi Mine do not necessarily indicate that gold resources will be delineated on the Montgolfier Project, SRK Consulting Inc. believes that there are similarities in the stratigraphy and structural setting of the Montgolfier property to those of the Casa Berardi Mine, as well as other occurrences of gold mineralization elsewhere on the Casa Berardi structural zone.

Assessment records indicate that gold mineralization was identified in several areas of the Montgolfier Project by surface drilling carried out during the 1980s, after the discovery of the Casa Berardi deposit and the Estrades deposit, a gold-rich volcanogenic massive sulphide discovered just south of the Casa Berardi structural zone. However, the area has been subject to only limited exploration since the early 1990s. From the reinterpretation of historical exploration data and interpretation of new high-resolution magnetic and apparent resistivity data acquired in 2005, SRK has identified eight areas representing prime gold exploration targets on the Montgolfier Project, as follows:

- Four targets associated with apparent resistivity lows along change of strike of the Casa Berardi fault, near the northern contact of the Taibi sedimentary basin;
- Two targets located in the central portion of the project area, where interpreted iron formation units are broken off by distinct subsidiary structures; and
- Two targets located in the eastern portion of the property and related to graphitic faults crosscutting folded iron formations.

In the opinion of SRK, the character of the Montgolfier Project is of sufficient merit to recommend an initial drilling program designed to investigate the eight conceptual targets with 27 boreholes (10,800 metres).

"We at J-Pacific are very pleased with the completion of this technical report demonstrating the great exploration potential of the Montgolfier Project," states Nick Ferris, President and CEO.

The complete technical report prepared by SRK for the Montgolfier Project is available at J-Pacific's website and on SEDAR.

The independent technical report has been prepared by Jean-Francois Couture, a Qualified Person as defined by National Instrument 43-101, who has also reviewed the technical information presented in this press release.

On behalf of the Board of Directors,

"N. Ferris" President and CEO

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.